FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

CCU S.A. ANNOUNCES NEGOTIATIONS WITH CONTROL

(Santiago, Chile, February 21, 2005) – The Company announced today negotiations between CCU and Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. ("Control"), an important player in the pisco industry. These negotiations involve the production and sale of pisco and it will be submitted to the approval of Control's Assembly next March 12.

This strategic association contemplates the participation of Control and CCU, the latter through its subsidiary Pisconor S.A. ("Pisconor"), as partners in a new stock corporation ("the corporation"), to which the companies will contribute principally with assets and commercial brands. Pisconor will hold the majority of the shares in the corporation which, according to ACNielsen, would have a 52% market share in the pisco business. The deal also involves a long-term grape supply contract between the corporation and Control.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, the third player in the pisco business and participates in the confectionery industry. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.